LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2018 and 2017

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2018 and 2017



JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lewis Young Robertson & Burningham, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Member of the American Institute of Certified Public Accountants

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
We have served as Lewis Young Robertson & Burningham, Inc.'s auditor since 2001.
Logan, Utah
February 28, 2019

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

ASSETS		2018	2017
Current assets:			
Cash	$	61,383	204,301
Accounts receivable, net		198,114	668,767
Prepaid expenses		6,482	4,294
Related party receivable		7,500	7,500
Income tax receivable		27,000	9,000
Total current assets		300,479	893,862
Property and equipment, net		33,152	39,206
Cash surrender value of life insurance		393,694	400,770
Total assets	$	727,325	1,333,838
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	225,270	306,748
Total current liabilities		225,270	306,748
Deferred income taxes		24,000	119,000
Total liabilities		249,270	425,748
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized,			
3,862 and 3,944 shares issued and outstanding, respectively		3,862	3,944
Additional paid-in capital		-	-
Retained earnings		474,193	904,146
Total stockholders' equity		478,055	908,090
Total liabilities and stockholders' equity	$	727,325	1,333,838

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2018 and 2017

		2018	2017
Revenues:			
Consulting fees	$	1,366,743	1,282,713
Municipal advisory fees		1,090,434	2,993,310
Administrative fees		130,618	153,651
Gain (loss) on investments		(7,076)	88,604
Other		24,000	12
Total revenues		2,604,719	4,518,290
Operating expenses:			
Employee compensation and benefits		2,257,985	3,158,442
Other general and administrative expenses		633,086	638,213
Occupancy		195,029	165,730
Total operating expenses		3,086,100	3,962,385
Income (loss) from operations		(481,381)	555,905
Other expense:			
Interest expense		-	(299)
Total other expense		-	(299)
Income (loss) before income taxes		(481,381)	555,606
Provision (benefit) for income taxes		(95,000)	112,000
Net income (loss)	$	(386,381)	443,606

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2017	4,024 $	4,024 $	- $	503,037 $	507,061
Purchase and retirement of common stock	(80)	(80)	-	(42,497)	(42,577)
Net income	-	-	-	443,606	443,606
Balance at December 31, 2017	3,944	3,944	-	904,146	908,090
Purchase and retirement of common stock	(82)	(82)	-	(43,572)	(43,654)
Net loss	-	-	-	(386,381)	(386,381)
Balance at December 31, 2018	3,862 $	3,862 $	- $	474,193 $	478,055

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2018 and 2017

		2018	2017
Cash flows from operating activities:			
Net income (loss)	$	(386,381)	443,606
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Provision for losses on accounts receivable		17,000	-
Depreciation and amortization		14,595	14,709
Deferred income taxes		(95,000)	84,000
(Increase) decrease in:			
Accounts receivable		453,653	(502,981)
Prepaid expenses		(2,188)	63,100
Related party receivable		-	10,735
Income tax receivable		(18,000)	1,000
Increase (decrease) in payables		(81,478)	(15,790)
Net cash provided by (used in) operating activities		(97,799)	98,379
Cash flows from investing activities:			
Change in cash surrender value of life insurance		7,076	(88,604)
Purchases of property and equipment		(8,541)	(19,607)
Net cash used in investing activities		(1,465)	(108,211)
Cash flows from financing activities:			
Purchase and retirement of common stock		(43,654)	(42,577)
Net cash used in financing activities		(43,654)	(42,577)
Net decrease in cash and cash equivalents		(142,918)	(52,409)
Cash, beginning of year		204,301	256,710
Cash, end of year	$	61,383	204,301

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation, taxes, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2018 and 2017, the Company had no balances in excess of NCUA-insured limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

During 2018, the Company retrospectively adopted Accounting Standard Update (ASU) 2015-17, *Balance Sheet Classification of Deferred Taxes (Topic 740),* which requires deferred income tax assets and liabilities be classified as noncurrent. As a result, the Company reclassified its December 31, 2017 current deferred tax liability of $111,000 as noncurrent.

Revenue Recognition

As of January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers,* and all subsequent ASUs that modified ASC 606, *Revenue from Contracts with Customers.* The Company elected to apply the standard utilizing the cumulative effect approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Under ASC 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of operations, is as follows:

Consulting Fees

The Company provides consulting services to entities for things such as impact fee studies, RDA consulting services, transportation studies, and other similar services.

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at a point in time. That point in time occurs when the customer is awarded the municipal bond. At this point in time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Administrative Fees

The Company provides administrative services such as RDA management services, SID administration, and other similar services.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

The Company believes that the performance obligation related to administrative services is achieved at a point in time. That point in time occurs at various intervals based on the terms of the contract (ie. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Future Application of Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which has subsequently been amended by ASU 2018-01, 2018-10, 2018-11. These standards require the recognition of lease assets and lease liabilities for those leases previously classified as operating leases under GAAP. These standards are effective for the Company beginning in fiscal year 2019. The Company does not anticipate that the adoption of these standards will have a notable impact on the results of operations, however, the impact of this guidance is still being evaluated.

Reclassifications

Certain accounts in the 2017 financial statements have been reclassified to conform with the presentation in the 2018 financial statements.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

	2018	2017
Accounts receivable	$ 215,114	668,767
Less allowance for doubtful accounts	(17,000)	-
	$ 198,114	668,767

Note 3 – Related Party Transactions

The Company provides management services to LRB Financial and Green Light Management, LLC, companies also owned by the stockholders of the Company. During the years ended December 31, 2018 and 2017, the Company recorded revenue from related parties of $123,500 and $162,605, respectively. At December 31, 2018 and 2017, the outstanding balance of related party receivable was $7,500 and $7,500, respectively.

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2018	2017
Computer equipment	$ 169,941	161,400
Furniture and fixtures	243,622	243,622
Leasehold improvements	2,368	2,368
	415,931	407,390
Less accumulated depreciation and amortization	(382,779)	(368,184)
	$ 33,152	39,206

Note 5 – Payables

Payables consist of the following:

		2018	2017
Pension payable	$	156,493	193,347
Vacation payable		36,467	35,197
Accounts payable		32,310	38,629
Other payables		-	39,575
	$	225,270	306,748

Note 6 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2018	2017
Current:			
Federal	$	-	23,000
State		-	5,000
Deferred		(95,000)	84,000
	$	(95,000)	112,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2018	2017
Computed tax at the federal statutory rate	$	(101,000)	126,000
State taxes, net of federal benefit		(19,000)	22,000
Insurance		10,000	(11,000)
Meals and entertainment		7,000	6,000
Change in federal statutory rate		-	(33,000)
Other, net		8,000	2,000
	$	(95,000)	112,000

Note 6 – Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following:

		2018	2017
Revenue and expense recognition	$	(35,000)	(121,000)
Difference between book and tax depreciation		(8,000)	(8,000)
Net operating loss carryforward		1,000	-
Charitable contribution carryforward		18,000	10,000
	$	(24,000)	(119,000)

At December 31, 2018, the Company has available unused net operating losses and charitable contribution credits that may be applied against future taxable income. The net operating loss carryforwards do not expire and the charitable contribution credits began to expire in 2018 and will continue to expire if unused through 2023.

Note 7 – Operating Leases

The Company leases office space and office equipment in Salt Lake City, Utah under long-term, non-cancelable operating lease agreements, which expire in 2021 through 2022. Rental expense on the operating leases for the years ended December 31, 2018 and 2017 was approximately $206,000 and $177,000, respectively.

Future minimum rental payments for these non-cancelable operating leases are approximately as follows:

Year		Amount
2019	$	192,000
2020		192,000
2021		189,000
2022		48,000
	$	621,000

Note 8 – Supplemental Cash Flow Information

Cash paid for interest and income taxes are as follows:

	2018	2017
Interest	$ -	299
Income taxes	$ 17,892	27,240

Note 9 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $196,000 and $246,000 for the years ended December 31, 2018 and 2017, respectively.

Note 10 – Commitments and Contingencies

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2020.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018 and 2017, the Company had net capital of $229,807 and $298,323, respectively, which was $214,789 and $277,873, respectively, in excess of its required net capital of $15,018 and $20,450, respectively. At December 31, 2018 and 2017, the Company's net capital ratio was 0.98 to 1 and 1.02 to 1, respectively.

Note 12 – Subsequent Events

The Company evaluated events through February 28, 2019, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Net Capital:

Total ownership equity	$ 478,055
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	478,055
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital	24,000
Total capital and allowable credits	502,055
Deductions for non-allowable assets	(272,248)
Net capital before haircuts on securities positions	229,807
Haircuts on securities	-
Net capital	$ 229,807

Aggregate Indebtedness:

Total liabilities (less deferred income taxes) from balance sheet	$ 225,270

Computation of Basic Net Capital Requirement:

Minimum net capital required	$ 15,018
Excess net capital	$ 214,789
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 207,280
Ratio of aggregate indebtedness to net capital	0.98 to 1

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2018, as amended on February 27, 2019):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 229,807
Reconciling items	-
Net capital per above	$ 229,807

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule l5c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule l5c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.